Morgan Stanley Prime Income Trust

77. E. Legal Matters

On November 14, 2001, an alleged class action lawsuit was filed on behalf of certain investors in Morgan Stanley Prime Income Trust alleging that, during the period from November 1, 1998 through April 26, 2001, the Trust, its investment advisor and a related entity, its administrator, certain of its officers, and certain of its Trustees violated certain provisions of the Securities Act of 1933 and common law by allegedly misstating the Trust's net asset value in its prospectus, registration statement and financial reports.
On November 8, 2002, the court denied defendants' motion to dismiss the complaint. Each of the defendants believes the lawsuit to be without merit and intends to vigorously contest the action. No provision has been made in the Trust's financial statements for the effect, if any, of such matters. On October 15, 2004 the parties entered into a Stipulation of Settlement to resolve the matter. Pursuant to the Stipulation of Settlement, on November 15, 2004, the lead Plaintiff filed a notice (i) seeking preliminary approval of the Settlement, (ii) directing dissemination of a notice to the Class and (iii) requesting a fairness hearing. On December 9, 2004, following a court conference, the Court issued an Order Preliminarily Approving the Proposed Settlement, Directing the Issuance of Notice to the Class, and Setting a Fairness Hearing for May 26, 2005 at 2:30 pm.